[Wachtell, Lipton, Rosen & Katz Letterhead]

February 8, 2008

VIA EDGAR AND FACSIMILE

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	eSpeed, Inc., Revised Preliminary Proxy Statement Relating to a Merger or Acquisition on Schedule 14A, filed November 6, 2007, as amended on December 28, 2007 and February 1, 2008
File No. 0-28191

Dear Mr. Owings:

On behalf of eSpeed, Inc. (“eSpeed” or the “Company”), set forth below are the responses of eSpeed to the comments of the staff of the Division of Corporation Finance (the “Staff”), regarding its filing referenced above, which you delivered in a letter dated February 7, 2008.

We are providing under separate cover five copies of Amendment No. 3 to the above-referenced Proxy Statement (“Amendment No. 3”), which reflects eSpeed’s responses and additional and revised disclosure. Two copies of Amendment No. 3 are marked to show changes from the filing of Amendment No. 2 to the above referenced Proxy Statement on February 1, 2008. We are providing courtesy copies of Amendment No. 3, including a version marked for

February 8, 2008

changes, to Regina Balderas, Staff Accountant, Will Choi, Accounting Branch Chief, Blair Petrillo, Staff Attorney, and Mara Ransom, Legal Branch Chief.

For your convenience, the text of the Staff’s comments is set forth in bold text followed by the responses of eSpeed. All page references in the responses set forth below refer to pages of the revised Proxy Statement.

Summary, page 6

Opinion of Financial Advisor to eSpeed’s Special Committee, page 11

1.	We note your response to prior comment eight from our letter dated January 24, 2008. However, we reissue the comment as the requested disclosure regarding the fact that the fairness opinion will not be updated and does not take into account the amendment to the merger agreement does not appear to be in the Summary beginning on page six of the proxy statement.

Response: The Company has revised the Proxy Statement on page 11 in response to the Staff’s comment.

Risk Factors, page 36

Comments by the SEC on this proxy statement ..., page 39

2.	Per your response to prior comment 14 in your letter dated December 28, 2007, please remove this risk factor.

Response: The Company has removed the risk factor on page 39 in response to the Staff’s comment.

Proposal 1 – The Merger, page 79

3.	We note your revised disclosure on page 79 and elsewhere in the proxy statement regarding the issuance of restricted stock units. You disclose that “certain employees of BGC and other persons who provide services to BGC” were informed that they would receive RSU interests in lieu of a portion of their discretionary bonus for 2007. It appears that one group of employees is receiving 276,204 RSU interests and another is receiving 1,220,772 RSU interests; briefly disclose what the difference is between these two groups of employees and why they are receiving different amounts. Also, your statement that the 1,220,772 BGC RSUs have “an aggregate estimated value of $1,862,425 and $10,589,451” is unclear as it would appear that you mean to disclose one total dollar amount here or that you have omitted the number of RSUs that correlate to the second dollar amount disclosed.

Response: The Company has revised the Proxy Statement including on pages 21 and 79 to separately disclose the amount and value of the BGC RSUs to be issued in lieu of 2007 discretionary bonuses and as part of 2008 compensation and to distinguish the persons who were issued REUs and RSUs.

February 8, 2008

4.	You disclose here that BGC Holdings has recently entered into an acquisition agreement in connection with which it has agreed to issue $5 million of REUs upon the closing of the merger. Please elaborate upon the parties and purpose of the acquisition agreement and explain as of what date the value of the REUs will be determined; provide an estimation of the number of REUs to be issued as of an assumed date.

Response: The Company has revised the Proxy Statement on pages 74, 79, 106, 140, 286 and 295 in response to the Staff’s comment.

Compensation Discussion and Analysis, page 160

5.	Please disclose the name of the compensation consultant that advised the compensation committee.

Response: The Company has revised the Proxy Statement on page 161 in response to the Staff’s comment.

6.	You mention on page 162 that, following the merger, the compensation committee of the Combined Company will establish base salary and incentive performance goals for the executive officers of the Combined Company. We also note that the merger agreement contemplates certain employment agreements, as disclosed in detail on page 165. Considering these employment agreements have an initial term of three years, it would appear that, at the very least, base salary has already been set for the executive officers of the Combined Company. Please revise or advise.

Response: The Company has revised the Proxy Statement by including additional disclosure on page 162 in response to the Staff’s comment.

7.	With respect to the potential payments upon change of control, please discuss and analyze how the 200% of aggregate compensation and other amounts and periods were negotiated and how and why the company agreed to the specified amounts and periods.

Response: The Company has revised the Proxy Statement by including additional disclosure on page 168 in response to the Staff’s comment.

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Should you require further clarification of the matters discussed in this letter or in the revised Proxy Statement, please contact the undersigned or my colleague Sarah A. Lewis at (212) 403-1000 (facsimile: (212) 403-2000).

Sincerely,

/s/ Gavin D. Solotar

cc: Stephen M. Merkel

Executive Vice President, General Counsel and Secretary of eSpeed, Inc.

      Christopher T. Jensen

      George G. Yearsich

Morgan, Lewis & Bockius LLP